

Brad Schulman · 3rd

Chief Executive Officer Brand 729x Ventures, LLC

Glencoe, Illinois, United States · Contact info

216 connections

 Brand 729x Ventures – Chicago

Experience



CEO
Brand 729x Ventures – Chicago
Jul 2013 – Present · 8 yrs 5 mos
Chicago

Specialty Food and Beverage Brand Accelerator



Founder & Chief Executive Officer
Green Planet Bottling LLC
2008 – 2012 · 4 yrs
Chicago, IL

Green Planet Bottling was the first consumer branded beverage company in the US to manufacture and distribute beverages made from100% plant starch patented bottles(zero petroleum).

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Owner/ Partner
Chicagoland Beverage Company
Mar 1993 – Jun 2008 · 15 yrs 4 mos
Chicago

A wholesale specialty coffee and tea distributor to the retail and foodservice industries.

Exited - 2008

Volunteer experience



Board Member
A Safe Haven Foundation
Jan 2014 – Present · 7 yrs 11 mos
Social Services

A Save Haven, is an organization that helps support Veterans and families in crisis.



Board of Advisors
Illinois Institute of Technology - Entrepreneurial Center
Apr 2015 – Present · 6 yrs 8 mos
Economic Empowerment